Exhibit 99.34

Memo

To: Tim Zimmerman, Joe Kirchner

From: Greg Hamilton

CC:

Date: 4/12/00

Re: First Amendment to the "Equipment Lease" Between Trinity Products Group and Pittsfield Mold & Tool Dated November 15, 1999 - Equipment Description: Nissei Model FV9100-400L, SN 591V003, 720 Ton

Please indicate your acceptance of the following First Amendment to the Equipment Lease dated November 15, 1999 as referenced above by signing where indicated and returning to me, via fax, at your earliest convenience.

FIRST AMENDMENT TO EQUIPMENT LEASE

This First Amendment to Equipment Lease (this "Amendment") is made as of February 28th, 2000 among Pittsfield Mold & Tool, Inc. ("Lessee"), a Massachusetts corporation, United Shields Corporation ("Guarantor"), a Colorado corporation, and Trinity Products Group ("Lessor"), a Tennessee Limited Liability Company. Capitalized terms used herein which are not defined herein and which are defined in the Equipment Lease (hereinafter defined) shall have the same meanings as defined in the Equipment Lease.

WHEREAS, Lessor, Lessee and Guarantor entered into an Equipment Lease dated as of November 15, 1999 (the "Lease");

WHEREAS, time was of the essence in executing the Lease and allowing Lessee to receive delivery of said Equipment in order for Lessee to manufacture a new product award for an existing client.

NOW, THEREFORE, in consideration of the foregoing recitals, the agreements of the parties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. The definition of "Payment Terms" contained in the Lease is hereby deleted in its entirety and the following definition is inserted in its place and stead:

"Payment Terms" shall mean: The Lessee shall make 34 payments of $7,975.12 each. Payments shall be due on the 15th day of each month, with the first payment due on December 15, 1999. The lease payments shall be due whether or not the Lessee has received notice of a payment due. All payments shall be made by Lessor either receiving a check from Lessee or by directly debiting any bank account of, and as identified from time to time, by Lessee, either at the option of Lessor. Lessee hereby authorizes Lessor to so charge Lessee's bank account therefore. Lessee represents that any bank account information provided to Lessor is true and correct. Lessee agrees to execute and deliver to Lessor any written instrument as may be required by its bank. Payments due other than by direct debit shall be made to Lessor's address set out in this Lease or such other place as Lessor may specify. A down payment of $31,152.27 shall be due and payable at the effective date of the lease as stated herein.

2. The definition of "Lease Term" contained in the Lease is hereby deleted in its entirety and the following definition is inserted in its place and stead:

"LEASE TERM" shall mean: This Lease shall begin on the above effective date and shall terminate on September 15, 2002, unless otherwise terminated in a manner consistent with the terms of this Lease.

3. This Amendment shall be and become effective as of the date hereof when the Lessor shall have received this Amendment, duly executed by Lessee and Guarantor, via facsimile.

4. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be deemed an original and all of which shall constitute together but one and the same agreement.

5. Except as expressly amended hereby, the Lease shall remain in full force and effect in accordance with its terms.

Pittsfield Mold & Tool, Inc.

By:___________________________________________________

Joe Kirchner

President

United Shields Corporation

By:___________________________________________________

Donald T. Zimmerman

President